FILE No. 70-8895


                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM U-1

                              AMENDMENT NO. 2 TO

                         APPLICATION/DECLARATION

           WITH RESPECT TO INTEREST RATE MANAGEMENT INSTRUMENTS
                                    Under
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

NORTHEAST UTILITIES                          HOLYOKE WATER POWER COMPANY
174 Brush Hill Avenue                        1 Canal Street
West Springfield, MA 01090-0010              Holyoke, MA 01040

THE CONNECTICUT LIGHT AND                    PUBLIC SERVICE COMPANY
  POWER COMPANY                                OF NEW HAMPSHIRE
107 Selden Street                            1000 Elm Street
Berlin, CT 06037                             Manchester, NH 03101

WESTERN MASSACHUSETTS                        NORTH ATLANTIC
  ELECTRIC COMPANY                             ENERGY CORPORATION
174 Brush Hill Avenue                        1000 Elm Street
West Springfield, MA 01090-0010              Manchester, NH 03101


     (Names of companies filing this application and addresses of principal offices)

                           NORTHEAST UTILITIES

                (Name of top registered holding company)

                             Jeffrey C. Miller
                         Assistant General Counsel
                      Northeast Utilities Service Company
                              107 Selden Street
                              Berlin, CT 06037

                 (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jane P. Seidl                                David R. McHale
Senior Counsel                               Assistant Treasurer
Northeast Utilities Service                  Northeast Utilities Service
  Company                                      Company
107 Selden Street                            107 Selden Street
Berlin, CT 06037                             Berlin, CT 06037


     The Application/Declaration in this proceeding, as previously amended,is hereby further amended as follows:

     Items I, II and V are restated in full as follows:

I.   DESCRIPTION OF PROPOSED TRANSACTIONS

(a). Description of Proposed Transactions

     1. Northeast Utilities ("NU"), a registered holding company, and certain of its subsidiaries, The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Public Service Company of New Hampshire ("PSNH"), North Atlantic Energy Corporation ("NAEC") and Holyoke Water Power Company ("HWP") (collectively NU, CL&P, WMECO, PSNH, NAEC and HWP are referred to herein as "System Companies"), hereby request approval, if and to the extent required under the Public Utility Holding Company Act of 1935 (the "Act"), to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward rate agreements or any other similar agreements ("Interest Rate Management Instruments") to the extent any such transactions are jurisdictional under the Act, for the period ending December 31, 2001, in a total notional principal amount not to exceed 25% of the total outstanding debt at any one time for each System Company individually (with the exception of NAEC, for which the maximum would be 65%).

     2. The System Companies propose to employ various types of Interest Rate Management Instruments as a means of (i) prudently managing their portfolios of outstanding long-term and short-term debt, such that they can achieve some degree of control over the impact on earnings and customer rates resulting from movements in interest rates, and (ii) prudently managing the risk associated with the issuance of new long-term and short-term debt.

     3. The System Companies have used Interest Rate Management Instruments in the past primarily to manage floating interest rate exposure through the use of interest rate swaps and interest rate caps. Exhibit G lists the System Companies' use of Interest Rate Management Instruments since 1990, including both outstanding and matured positions.

     4. With the objectives of optimizing the variable-to-outstanding debt ratio and mitigating the exposure of customer rates and earnings to changes in interest rates, the System Companies will manage the debt portfolio in accordance with prudent financial management practices and make an assessment of the projected impact on the companies' rate tariffs (for those System Companies serving customers pursuant to rate tariffs) and earnings per share. Such management includes but is not limited to an analysis of (i) current and projected level of interest rates, (ii) the current level of each System Company's debt, (iii) future debt maturities, and (iv) future financing requirements.

     5. Interest Rate Management Instruments are the tools by which the System Companies can achieve such balance by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt, and (iv) providing an option to enter into Interest Rate Management Instrument transactions in future periods for both existing exposures and planned issuances of debt securities.

     6. The notional principal amount of Interest Rate Management Instruments for each System Company individually will not exceed 25% of the total outstanding debt, with the exception of NAEC for which the maximum would be 65%, at any one time. This exception results from an existing interest rate swap associated with a $225 million term note and NAEC's anticipated future total outstanding debt levels when taking into account the $20 million annual sinking fund provision on its 9.05% first mortgage bonds. "Total outstanding debt" is defined as the sum of the outstanding short-term and long-term debt rounded to the nearest million dollars. For each individual company the table below lists the level of total outstanding debt at June 30, 1996, the proposed sub-limits as a percentage of total outstanding debt, and the resulting indicative dollar limit of notional principal based on the levels of total outstanding debt at June 30, 1996.

                                                                  Indicative
                                                                   Dollar
                                                                   Limit -
                                                                   % of
                                           Total                   Out-
                                         Outstanding   % Hedge     Standing
Company                                 Debt (6/30/96)   Limit     Debt
----------------------------------------------------------------------------
The Connecticut Light and Power Company  $1,990,000,000  25%    $497,500,000
Public Service Company of New Hampshire    $736,000,000  25%    $184,000,000
Western Massachusetts Electric Company     $366,000,000  25%     $91,500,000
North Atlantic Energy Corporation          $520,000,000  65%    $338,000,000
Holyoke Water Power Company                 $38,000,000  25%      $9,500,000
Northeast Utilities (Parent)               $244,000,000  25%     $61,000,000

Totals                                   $3,894,000,000  30%  $1,181,500,000

     7. In no case will the notional principal amount of any Interest Rate Management Instrument exceed that of the underlying debt instrument and related interest rate exposure, i.e., no System Company will engage in "leveraged" or "speculative" transactions. In addition, System Companies propose to limit the tenor of Interest Rate Management Instruments to the maximum maturity of the underlying System Company debt, or the maturity of anticipated specific future debt issuances, proportionate to the amount of indebtedness at each maturity level.

     8. The underlying interest rate indices of such Interest Rate Management Instruments will closely correspond to the underlying interest rate indices of the System Companies' debt to which such Interest Rate Management Instruments relate. Such indices currently include but are not be limited to (i) floating rate indices such as the London Interbank Offered Rate (LIBOR), prime rate, certificate of deposit rates, commercial paper indices, the Federal funds rate, the J.J. Kenny high grade tax-exempt rate, and the Public Securities Association Index tax-exempt rate, and (ii) fixed rate indices such as United States Treasury note and bond rates and long-term municipal bond rates.

     9. The terms and conditions of the proposed Interest Rate Management Instrument transactions will be the same or substantially similar to those of the International Swap Dealers Association, Inc. (ISDA) Master Agreement, the form of which is filed as Exhibit B.1. Each System Company would enter into an individual Master Agreement with each proposed counterparty. A confirmation pursuant to the Master Agreement would identify the nature of each individual transaction, the applicable notional principal amount, effective date, maturity, rates involved and other pertinent terms and conditions. The System Companies will enter into Interest Rate Management Instruments with counterparties whose senior secured debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service or Duff & Phelps. Additionally, at all times at least 75% of the outstanding aggregate principal amount of Interest Rate Management Instruments will be held by counterparties possessing Standard & Poor's Corporation credit ratings of "A" rating or higher or equivalent rating. In accordance with the ISDA Master Agreement, it is anticipated that each party to a proposed Interest Rate Management Instrument transaction will have the right to terminate such transactions by making early termination payments. Attached hereto as Exhibit B.II is a copy of the Risk Management Program Policies and Practices for System Companies participating in Interest Rate Management Instrument transactions.

     10. Interest Rate Management Instruments are subject to numerous variables which will affect their cost, including (i) tenor, (ii) the strike rate, or the rate at which it becomes effective, (iii) volatility of interest rates, (iv) the current and projected level of interest rates, (v) the notional principal amount of the Interest Rate Management Instrument, and
(vi) market variables such as the liquidity of the specific Interest Rate Management Instrument. As such, it is difficult for the System Companies to estimate the price they will pay for Interest Rate Management Instruments. However, the System Companies will undertake to limit the transaction costs
of Interest Rate Management Instruments.   The cost of instruments requiring
upfront payments such as interest rate caps will be limited to five percent of the principal amount of the transaction. In the case of a sale of an Interest Rate Management Instrument such as one with an interest rate floor, the company could use such proceeds to lower the purchase price of a corresponding Interest Rate Management Instrument, such as an interest rate cap pertaining to the same debt obligation. The System Companies will not enter into (a) a floating-to-fixed interest rate swap in which the swap fixed interest rate, excluding any credit spread associated with the underlying instrument, would exceed the higher of (i) 200 basis points over the yield on U.S. Treasury obligations of comparable maturities or (ii) the fixed interest rate similar issuers pay in respect of comparable debt bearing comparable maturities; and (b) a fixed-to-floating interest rate swap in which the swap floating interest rate, excluding any credit spread associated with the underlying instrument, would be more than 200 basis points over the applicable index rate used for the swap. Furthermore, the System Companies will enter into a floating-to-fixed interest rate swap, as opposed to reducing its floating rate debt and issuing a fixed-rate note of a comparable maturity, only if the estimated costs associated with the floating-to-fixed interest rate swap, including transaction costs, are less than the estimated costs of issuing the fixed rate debt and costs, if any, of prudently reducing the floating rate debt.

     11. The System Companies will fully disclose in their financial statements the extent of their Interest Rate Management Instrument transactions in accordance with current and future Commission requirements, generally accepted accounting principles, and Financial Accounting Standards Board ("FASB") practices. Current financial statements disclosures include
(i) notional principal amount and (ii) market value of outstanding Interest Rate Management Instruments outstanding. In addition, the System Companies undertake to provide the following reports to the Commission in lieu of the requirements of Rule 24(a) under the Act:

     (a) Within thirty days following the trade date of any Interest Rate Management Instrument, the System Company will submit a report to the Commission disclosing the following information: the trade date; the type of Interest Rate Management Instrument traded; the notional principal amount; the new interest rate or a description of the index and margin; the termination date; the credit rating of the counterparty; and the material terms of the underlying instrument (including the interest rate (or index and margin) and the maturity or termination date of such instrument);

     (b) Within forty-five days following the close of each fiscal quarter, each System Company will submit a report to the Commission disclosing additional information regarding its trading in Interest Rate Management Instruments if the aggregate net cash flow for all Interest Rate Management Instruments exceeds $1 million during the quarter. In such instance, said System Company will disclose the net cash flow for each interest rate swap, and the net cash outflow or inflow for each floor or cap, respectively, that has been open at any time during such quarter. With respect to interest rate swaps, the net cash flow refers to the difference between the interest paid and received by each System Company during such quarter for that interest rate swap. With respect to any floor, the cash outflow refers to the sum of payments made by each System Company during such quarter under any floor sold by such System Company. With respect to any cap, the cash inflow refers to the sum of payments received by each System Company during such quarter under any cap purchased by such System Company;

     (c) Within forty-five days following the close of each fiscal quarter, each System Company will additionally disclose the market value for each Interest Rate Management Instrument that is outstanding at the close of the quarter, as of that closing date, if the aggregate market value of its Interest Rate Management Instruments increased or decreased by more than $1 million during the quarter. Said System Company will also disclose any gains or losses realized from the liquidation during such quarter in any position in any of its Interest Rate Management Instruments if such gains or losses in the aggregate exceed $1 million. If a report is required, it will include the proceeds and sale price constituting such gain or loss, and its carrying value, if any; and

     (d) Within forty-five days following the close of each fiscal quarter, each System Company will disclose the following information if the aggregate notional principal amount of its outstanding Interest Rate Management Instruments at the close of that quarter exceeds by $1 million or more the outstanding or notional principal amount of the underlying instrument: the date and reason for such condition; the identity of the Interest Rate Management Instrument causing such condition; and the date (i) the Interest Rate Management Instrument was terminated or the notional principal amount of such instrument was reduced or (ii) a new instrument related to the open Interest Rate Management Instrument was entered into, if applicable. If System Company enters into a new underlying instrument for any Interest Rate Management Instrument, it will also disclose the terms of the new underlying instrument.

     12. Pro forma financial statements are not included in this filing because the System Companies believe it is difficult to reflect the impact of what could be numerous strategies designed to meet the System Companies' objectives outlined in this Application, namely management of the System Companies' existing and future portfolio of long-term and short-term debt, such that the System Companies achieve a balanced exposure to changes in interest rates as measured by a ratio of total variable rate debt to total debt and the resulting impact of System Companies' earnings, and management of the risks associated with the issuance of new short-term and long-term debt.

     13. No associate company or affiliate of the System Companies has any material interest, directly or indirectly, in the proposed transactions.

     14. Except in accordance with the Act, neither NU nor any subsidiary thereof (1) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (2) now is or as a consequence of the transactions proposed herein have a right under, a service, sales or construction contract with an EWG or FUCO. None of the proceeds from the transactions proposed herein will be used by the System Companies to acquire any securities of, or any interest in, an EWG or FUCO.

     The NU System is in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

     (i) NU's aggregate investment in EWGs and FUCOs (e.g. amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At June 30, 1996, the ratio of such investment ($40 million) to such consolidated retained earnings ($1.0 billion) was 4.2 percent.

     (ii) Encoe Partners, Central Termica San Miguel de Tucuman, S.A. Ave Fenix and Plantas Eolicas, S. A. (NU's only EWGs or FUCOs at this time) (collectively, "EWGs/FUCOs") maintain books and records and prepare financial statements in accordance with Rule 53 (a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

     (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

     (iv) NU has submitted (1) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and (b) copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

     (v) Neither NU nor any NU subsidiary has been subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, NU's average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10 percent or more from the average for the previous four quarterly periods.

     (vi) In the previous fiscal year, NU's operating losses attributable to its investment in the EWGs/FUCOs did not exceed 5 percent of NU's consolidated retained earnings.

(b).  Consideration for Proposed Transactions

     No consideration is to be given or received in connection with the proposed transactions except for the fees, commissions and expenses set forth in Section II, and amounts payable in accordance with the terms and conditions of Interest Rate Management Instrument's contract documents the same or substantially similar to that of the International Swap Dealers Association, Inc. Master Agreement filed as Exhibit B.1. hereto, and within the ranges specified in the description of Interest Rate Management Instruments set forth in Paragraph 4 above.

II.  FEES, COMMISSIONS AND EXPENSES

     1. Except for the $2,000 fee payable to the Commission and as otherwise described herein, there are no fees, commissions or expenses other than legal fees, out-of-pocket expenses of any counterparty and intermediary and similar expenses to be paid or incurred, directly or indirectly in connection with the proposed transactions.

     2. Based on NUSCO employee hours expended for Interest Rate Management Instrument transactions entered into in the past, including but not limited to the analysis, negotiation, documentation and closing of such contracts, it is estimated that future costs will not exceed $10,000 per transaction. In general it is believed that the actual costs may be less than $10,000, however, some margin is necessary for unanticipated transaction costs and/or for additional time and resource requirements needed to thoroughly understand newly fashioned and possibly more sophisticated transactions.

     Only actual costs of services incurred in connection with a specific Interest Rate Management Instrument transaction will be charged to the relevant System Company. The core of NU's accounting system is provided by a computer program known as the Management Information and Budgeting System ("MIBS"). MIBS controls (i)the processing of actual charges inputed from source systems such as payroll and purchasing, (ii) the database reconciliations to assure that all transactions are correct, (iii) the processing of allocations and System Company billings and (iv) the performance of all internal and external financial reporting.

V.   PROCEDURE

     1. The System Companies respectfully request that the Commission's order herein be issued, subject to completion of this Application, with respect to NU, immediately, and with respect to the other System Companies, from time to time as soon as practicable after each individual System Company has filed with the Commission in this File all State approvals necessary to authorize its participation in the transactions described in this Application, with reservation of jurisdiction over the activities of the System Companies which have not completed the record for their State approvals.

     2. The System Companies hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's finding and/or order and hereby requests that the Commission's order become effective subject to the conditions set forth above.

VI.  EXHIBITS AND FINANCIAL STATEMENTS

     The exhibits list of this Application/Declaration is hereby amended to add the following exhibit:
     B.2 Risk Management Program Policies and Practices for Interest Rate Management Instruments

     The following exhibit is filed herewith:
     F.1    Opinion of Counsel

     The following exhibit is deleted in its entirety:
     H.     Proposed Form of Quarterly Report of Interest Rate Management
            Instruments.

                                   NORTHEAST UTILITIES
                                   THE CONNECTICUT LIGHT AND POWER COMPANY
                                   WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                   PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                                   HOLYOKE WATER POWER COMPANY
                                   NORTH ATLANTIC ENERGY CORPORATION

                                   By: /s/David R. McHale
                                       Assistant Treasurer
Date: November 8, 1996